Exhibit 99.9

ENGLISH TRANSLATION OF DIRECTOR STATEMENT OF FRANCESCA ROMANA NAPOLITANO

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Santiago, August 5, 2016

To:

Shareholders of

Chilectra Américas S.A.

Hand Delivery

Re:	Merger by absorption of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A.

Dear Shareholders:

In my capacity as director of Chilectra Américas S.A. (“Chilectra Américas”) and in fulfillment of the provisions of the final paragraph of item No. 5 of Article 147 of the Chilean Companies Act, Law 18,046, I hereby inform you of my opinion on the expediency of the Transaction (as such term is defined below) for the best interest of the corporation.

I.	GENERAL CONSIDERATIONS.

In the board of directors’ meeting on May 6, 2016, it was resolved to formally begin the merger process by which Chilectra Américas, together with Endesa Américas S.A. (“Endesa Américas”), would be absorbed by Enersis Américas S.A. (“Enersis Américas,” and the merger by absorption hereinafter the “Merger”). Chilectra Américas is a publicly held corporation registered in the Securities Register of the Superintendence of Securities and Insurance (“SVS”) under No. 1137, Tax ID No. 76.532.379-7, organized by notarial instrument dated December 24, 2015 executed at the Notary Office in and for Santiago of Mr. Osvaldo Pereira González, the extract of which was registered on page 916, No. 473 of the Commercial Register of the Real Property Registrar of Santiago for the year 2016 and was published in the Diario Oficial on February 22, 2016.

Notwithstanding other terms and conditions that may eventually be agreed at the respective meetings at which the final resolution of the Merger is adopted, the main estimated terms of the Merger are as follows:

(a) By virtue of the Merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas, which would be dissolved without winding-up, and Enersis Américas would succeed them in all their rights and obligations, with the shareholders of Endesa Américas and Chilectra Américas directly incorporated as shareholders of Enersis Américas in accordance with the swap ratio to be approved for such purposes, except for dissenting shareholders exercising their right of withdrawal in accordance with the law.

(b) The Merger would be subject to fulfillment of the following conditions precedent: that the right to withdrawal to potentially be exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger not exceed 10%, 10% and 0.91% respectively; and that the right to withdrawal at Enersis Américas not result in any shareholder exceeding the maximum shareholding limit of 65% in Enersis Américas after approval of the Merger.

(c) The capital of Enersis Américas would be increased, to be paid with the equity of the disappearing corporations, by issuance of new registered shares of a single series, with no face value, to be fully and exclusively distributed among the shareholders of Endesa Américas and Chilectra Américas, without considering Enersis Américas in its capacity as current shareholder of Endesa Américas and Chilectra Américas, in the appropriate proportions in accordance with the final swap ratio decided at the extraordinary shareholders’ meetings approving the Merger.

(d) The estimated swap ratio reported at the aforementioned division meetings was 5 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas. However, “in response to the proposal for distribution of a possible dividend to the shareholders of Chilectra Américas after the aforementioned Board of Director’s Meeting, a swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas will be proposed at the meeting at which a decision is made on the Merger.

(e) In a meeting on November 24, 2015, supplemented by a meeting on December 17, 2015, the board of directors of Enersis Américas announced its intention to make a takeover bid (“TOB”) for all stock and American Depositary Receipts (“ADRs”) issued by Endesa Américas not belonging to Enersis Américas for a price of $285, and it furthermore announced that the TOB will be subject to approval of the Merger at the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and to fulfillment, after expiry of the statutory period for exercising the right of withdrawal at both Enersis Américas and Endesa Américas, of the condition of non-exercise of the respective withdrawal rights above a certain number or percentage of shares, as appropriate, and to other terms and conditions which will be detailed in due time when the aforesaid takeover bid is made. Moreover, also by resolution adopted on November 24, 2015, the chief executive officer of Endesa Chile was given instructions – if and only if the Merger resolutions were not adopted before December 31, 2017 – for negotiation in good faith with Endesa Chile S.A. of the terms of an offset agreement, by virtue of which the tax costs incurred by Endesa Chile as a result of its division, and after proper crediting and discounting of any tax benefits or credits obtained by Endesa Américas and Endesa Chile as a result of such division, are offset by any tax benefits obtained by Enersis Américas.

(f) Finally, by letters dated November 25 and December 17, 2015, the controlling shareholder, Enel S.p.A. informed the market, inter alia, that: (i) subject to the successful completion of the corporate reorganization process in its entirety and according to the estimated schedule, and in view of the information made available to the shareholders on November 24, 2015, it considered that the announced swap ratio would be in the best interest of all shareholders and the corporations involved in the reorganization themselves; therefore, it would vote in favor of said Merger at the respective extraordinary shareholders’ meeting, provided that there were no material supervening events before the shareholders’ meeting materially affecting the above swap ratios; and (ii) that Enersis Chile and Enersis Américas would be the exclusive investment vehicles respectively in Chile and in other South American countries (except for businesses in the area of renewable energies), respectively, without therefore it being the intention of Enel S.p.A, as their controlling shareholder, for a period not less than five years from approval of the Merger by the board of directors, to carry out or propose any corporate reorganization process affecting Enersis Américas other than that to be discussed at the aforementioned extraordinary shareholders’ meeting.

The Honorable Court of Appeals of Santiago, in a judgment on March 22, 2016, ruled that the Merger qualifies as a related-party transaction and is subject to the provisions of Title XVI “Related-Party Transactions” (hereinafter “Title XVI”) of Law No. 18,046 (the “Chilean Companies Act”). In view of the foregoing, prior to submission of the Merger to approval at the extraordinary shareholders’ meeting of Chilectra Américas, the requirements and procedures applicable to this type of transaction (the “Related-party transactions”) with respect to each of the companies involved in the Merger must be fulfilled.

At a meeting held on May 6, 2016, the Board of Directors of Chilectra Americas acknowledged that all of its Directors have declared their interest in the sense of the provisions of Articles 44 and 147 of the Chilean Companies Act. As a result of this, the Board of Directors acknowledged that, in order to approve the Merger as a Related-Party Transaction, the provisions of the second part of Article 147 item No. 4) of the Chilean Companies Act must be applied; i.e., approval must be given at the extraordinary shareholders’ meeting of Chilectra Américas with the agreement of two-thirds of the voting shares issued, and all other requirements and formalities established in the aforesaid Chilean Companies Act must be fulfilled.

At the same board of director’s meeting, BBVA Asesorías Financieras S.A. was designated independent appraiser of Chilectra Américas in the Merger transaction, for it to issue a report to inform the shareholders of Chilectra Américas containing, at a minimum, the following: (i) a description of the terms of the transaction, and (ii) an analysis of the effects and potential impact of the transaction for Chilectra Américas, including: a) whether the transaction is in the best interest of the Company, and b) whether the terms and conditions of the transaction are in line with those prevailing in the market at the time of its approval.

In addition, at a board of director’s meeting held on May 31, 2016, Mr. Emilio Venegas Valenzuela was appointed independent expert appraiser of Chilectra Américas, for him to issue a report on the value of the merging corporations and the respective swap ratio, under the terms and in compliance with the requirements of Articles 156 and 168 of the Chilean Companies Regulations.

In fulfillment of the above, BBVA Asesorías Financieras S.A. delivered its report (the “Independent Appraiser Report”) to Chilectra Américas, the conclusions of which include the following:

(a)	The base case scenario indicates that the swap ratio stands at 3.5 shares of Enersis Américas for each share of Chilectra Américas and 2.6 shares of Enersis Américas for each share of Endesa Américas.

(b)	Notwithstanding the foregoing, the following swap ratio ranges are obtained: (i) 3.1-4.4 shares of Enersis Américas for each share of Chilectra Américas; (ii) 2.4-2.8 shares of Enersis Américas for each share of Endesa Américas.

(c)	The favorable impact of the Merger includes corporate and project portfolio benefits, because there will be a single entity for investment in Latin America (except Chile), simplifying roles, along with greater diversification of shareholders of Chilectra Américas and being part of a corporation with greater spreading of assets, among other benefits.

(d)	The merger will also allow shareholders to directly participate in the ownership of a corporation with greater liquidity (higher float).

(e)	Finally, the Independent Appraiser Report notes that the Merger could enable synergies in the amount of USD 327 million by 2019, due to savings in external services, lower operating costs and reduction of external services.

In addition, the independent expert appraiser, Mr. Emilio Venegas Valenzuela, delivered his Expert Appraiser Report (the “Expert Appraiser Report”) to Chilectra Américas; the report’s proposals include a swap ratio of 3.94 shares of Enersis Américas for each share of Chilectra Américas, and 2.58 shares of Enersis Américas for each share of Endesa Américas.

II.	EXISTING RELATIONSHIPS.

I hereby disclose that I was elected director of Chilectra Américas with the votes of the company Enersis Américas, direct owner of 99.09% of the shares of Chilectra Américas. I am also employed in companies related to Enel S.p.A., ultimate holding company of Enersis Américas. I have no private interest in the Transaction apart from the above.

In consideration of potential conflicts of interest that could arise with respect to the transaction given my capacity as an employee of companies related to Enel S.p.A., on the one hand, and the performance of my duties as director at Chilectra Américas, on the other, I opportunely informed the Board of Directors of Chilectra Américas that I would abstain from expressing my opinion regarding the Merger as a Related-Party Transaction.

III.	OPINION.

On the basis of the terms and conditions of the transaction disclosed to the public by the Board of Directors of Chilectra Américas, my knowledge of said corporation and the content of the Independent Appraiser Report and the Expert Appraiser Report, I can affirm that in my opinion the total equity values of the corporations involved in the Merger and the proposed swap ratio are within a reasonable range of possible estimates of value and swap ratios for the transaction.

As noted in the Independent Appraiser Report and the Expert Appraiser Report, the swap ratio should be between 3.1 and 4.4 shares of Enersis Américas for each share that the shareholders hold in Chilectra Américas. Thus, the swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas would be expedient, since said proposal is within the range suggested by the Independent Appraiser and is higher than that suggested in the Expert Appraiser Report.

Moreover the Independent Appraiser Report contains various considerations (some of which are summarized in this letter) that, in my opinion, are beneficial to the shareholders of Chilectra Américas.

Consequently, in my opinion, the transaction is in the best interest of Chilectra Américas.

Lastly, I hereby inform the shareholders of Chilectra Américas that I issue this opinion solely in my capacity as Director of said company and in fulfillment of my legal obligation; it is therefore the responsibility of each shareholder to independently evaluate and seek advice with respect to their involvement and vote at the extraordinary shareholders’ meeting of Chilectra Américas where a resolution on the Merger will be issued.

Sincerely,

/s/ Francesca Romana Napolitano

Director of Chilectra Américas S.A.

This liberal, English translation is provided for the convenience of the reader. In the event of discrepancies the Spanish version will prevail.

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